--------------------------------
                                              PAGE __1__ OF __9_ PAGES
                                              --------------------------------

                                              --------------------------------
                                                        OMB APPROVAL
                                              --------------------------------
                                              OMB Number:       3235-0145
                                              Expires:  December 31, 1997
                                              Estimated average burden hours
                                              per
                                              response...................14.90
                                              --------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                                 CoCensys, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0001912631
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Stephen T. Mears, Testa, Hurwitz & Thibeault, LLP, 125 High Street
                         Boston, MA 02110 (617) 248-7000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Statement is being filed to reflect ownership of less than 5% of the class - see Item 5(e).
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 0001912631                                      Page  2  of   9 Pages
--------------------------------------------------------------------------------



---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Biotechnology Venture Fund, S.A. in Voluntary Liquidation
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Luxembourg
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    570,000
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                      570,000
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER

                                      0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,070,674
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 0001912631                                      Page  3  of   9 Pages
--------------------------------------------------------------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Abingworth Bioventures SICAV

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*                                                 [ ]

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Luxembourg
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    500,674
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                      500,674
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER

                                      0
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,070,674
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This statement relates to the shares of Common Stock, $.001 par value per share (the "Shares"), of CoCensys, Inc. (the "Issuer") having its principal executive office at 213 Technology Drive, Irvine, CA 92618.

Item 2.  Identity and Background.

         This statement is being filed by Biotechnology Venture Fund, S.A. in Voluntary Liquidation ("Biotechnology") and Abingworth Bioventures SICAV ("ABS"). Each of Biotechnology and ABS is a corporation organized under the laws of Luxembourg with its principal business and principal office located at 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg. The principal business of each of Biotechnology and ABS is venture capital.

         The directors and executive officers of ABS and the liquidators of Biotechnology are Jacques Bemberg, M. Rose Dock, Paul Meyers, Karl U. Sanne and Jean Welter (collectively, the "Directors").

         Mr.  Bemberg  resides  at  38,  avenue  de  l'Elysee,   1006  Lausanne,
Switzerland. Mr. Bemberg is a director of various companies. Mr. Bemberg is a citizen of France.

         Ms. Dock's business address is Sanne & Cie Sarl, 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg. She is general manager and a director of Sanne & Cie Sarl, a trustee and fiduciary services firm. Ms. Dock is a citizen of Luxembourg.

         Mr. Meyers is the managing director of Banque Generale du Luxembourg S.A., located at 27 avenue Monterey, L-2951 Luxembourg. Mr. Meyers is a citizen of Luxembourg.

         Mr.  Sanne is  managing  director  of Sanne & Cie Sarl,  a trustee  and
fiduciary  services  firm,  located  at  231  Val  des  Bons  Malades,   L-2121,
Luxembourg-Kirchberg. He is a citizen of Norway.

         Mr. Welter is a lawyer located at 100 Boulevard de la Petrusse, L-2320 Luxembourg, and a citizen of Luxembourg.

         During the five years prior to the date hereof, neither Biotechnology, ABS nor any of the Directors has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable. This statement is being filed to report dispositions of Shares.

Item 4.  Purpose of Transaction.

         This statement is being filed to report dispositions of Shares. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors,



                               Page 4 of 9 Pages





ABS and/or Biotechnology may dispose of or acquire additional Shares. Except as set forth above, neither ABS, Biotechnology nor any of the Directors has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Biotechnology and ABS may be deemed to beneficially own 1,070,674 Shares as of the date hereof. Biotechnology is the record owner of 570,000 Shares (the "Biotechnology Shares"). ABS is the record owner of 376,384 Shares (the "ABS Shares"). In addition, ABS may be deemed to beneficially own the 124,290 Shares (the "Warrant Shares") issuable to ABS upon the exercise of currently exercisable warrants which ABS holds of record. (The Biotechnology Shares, the ABS Shares and the Warrant Shares are referred to collectively herein as the "Record Shares"). By virtue of their relationship as affiliated corporations with the same individuals as directors or liquidators, Biotechnology and ABS may be deemed to share the power to direct the vote and the power to direct the disposition of the Record Shares. Hence, each of Biotechnology and ABS may be deemed to beneficially own 1,070,674 Shares, representing beneficial ownership of approximately 4.8% of the Issuer's issued and outstanding Common Stock based



                               Page 5 of 9 Pages





                  on the 22,014,656 Shares of the Issuer reported to be outstanding in the quarterly report on Form 10-Q of the Issuer for the quarter ended September 30, 1996, as adjusted pursuant to Rule 13d-3(d)(1). However, each of Biotechnology and ABS disclaims beneficial ownership of any Shares except for that number of Shares that it holds of record or that are issuable to it upon the exercise of warrants that it holds of record:
                  Biotechnology: 570,000 Shares; ABS: 500,674 Shares.

                  None of the Directors beneficially owns any Shares of the Issuer.

         (b)      Regarding the number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           Biotechnology: 570,000 Shares; ABS: 500,674 Shares; Each of the Directors: -0- Shares.

                  (ii)     shared power to vote or to direct the vote:

                           Biotechnology: -0- Shares; ABS: -0- Shares; Each of the Directors: -0- Shares.

                  (iii)    sole power to dispose or to direct the disposition:

                           Biotechnology: 570,000 Shares; ABS: 500,674 Shares; Each of the Directors: -0- Shares.

                  (iv)     shared power to dispose or to direct the disposition:

                           Biotechnology: -0- Shares; ABS: -0- Shares; Each of the Directors: -0- Shares.

             (c) During  the 60 days  prior  to the  date  hereof,  ABS sold the following amounts of Shares in the open market on the following dates at the following per share prices:

           Date                         Shares                   Price Per Share
           ----                         ------                   ---------------
    November 25, 1996                   5,000                         $6.00
    November 26, 1996                   32,900                        $6.00
    November 27, 1996                   12,100                       $6.0625
    December 3, 1996                    15,300                        $6.00
    December 4, 1996                    5,300                         $6.00
    December 5, 1996                    6,600                         $6.00
    December 11, 1996                   6,800                         $6.00
    December 16, 1996                   11,000                        $6.00
    December 17, 1996                   5,000                         $6.00

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by Biotechnology and ABS.



                               Page 6 of 9 Pages





         (e) Biotechnology and ABS ceased to be the beneficial owner of more than five percent of the Shares on December 3, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described elsewhere herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Biotechnology, ABS and the Directors or between any such persons and any other person with respect to any Shares, including but not limited to the transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.



                                Page 7 of 9 Pages






                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    December 24, 1996

BIOTECHNOLOGY VENTURE FUND, S.A. (i.l.)

By: /s/ Karl U. Sanne
    ----------------------------------------------------
    Name:  Karl U. Sanne

Title:   Liquidator

By: /s/ Fernand Heim
    ----------------------------------------------------
    Name:  Fernand Heim

Title:   Mandatory

ABINGWORTH BIOVENTURES SICAV

By: /s/ Karl U. Sanne
    ----------------------------------------------------
    Name:  Karl U. Sanne

Title:   Director

By: /s/ Fernand Heim
    ----------------------------------------------------
    Name:  Fernand Heim

Title:   Mandatory


                                Page 8 of 9 Pages